UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-08604
CUSIP NUMBER 878155100

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018
☐ Transition Report on 10-K
☐ Transition Report on 20-F
☐ Transition Report on 11-K
☐ Transition Report on 10-Q
☐ Transition Report on N-SAR
For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable

PART I – REGISTRANT INFORMATION
TEAM, INC.
Full Name of Registrant
Not Applicable
Former Name if Applicable

13131 Dairy Ashford, Suite 600
Address of Principal Executive Office (Street and Number)
Sugar Land, TX 77478
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III – NARRATIVE

Team, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”) within the prescribed time period provided by the applicable rules of the Securities and Exchange Commission without unreasonable effort and expense. Additional time was needed for the Company to complete its analysis of the provision for income taxes and related impacts on its financial statement disclosures for the year ended December 31, 2018, as discussed further below.

The principal reason for the delay is a recently identified material weakness in the Company's internal control over financial reporting that existed as of December 31, 2017 related to the measurement of valuation allowances on deferred tax assets. The Company has disclosed the December 31, 2017 material weakness to the Audit Committee of the Board of Directors of the Company and its independent registered public accounting firm, KPMG LLP. Although the Company believes the material weakness identified has been remediated as of December 31, 2018, this matter created the need to conduct additional review by the Company with respect to the Company's processes prior to finalizing its consolidated financial statements as of and for the year ended December 31, 2018 and concluding on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. Further, KPMG LLP had to complete additional procedures to consider the impact of the material weakness on its audit of internal control over financial reporting as of December 31, 2018 and its audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2018.

The Company is working to complete its review and expects to file the Form 10-K within the extension period as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

André C. Bouchard	281	333-5561
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

Not Applicable

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 TEAM, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 19, 2019	By:	/s/ Susan M. Ball
		Name:	Susan M. Ball
		Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).